OMB APPROVAL
OMB NUMBER
EXPIRES
EST. AVG. BURDEN HRS. PER RESPONSE

SO 3-22-04

U.S. SECURITI 04003801 MMISSION
W

LH 3-12-04

	FACING PAGE	
Annual Audited Report Form X-17A-5—Part III	**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**	**SEC File No. 8-50602**

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) **AND ENDING** December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

Name of Broker-Dealer:
ThinkEquity Partners LLC

Official Use Only

Firm ID No. 44274

SEC MAIL PROCESSING RECEIVED MAR 01 2004 WASH. D.C. 161 SECTION

Address of Principal Place of Business: (Do not use P.O. Box No.)
222 South Ninth Street, Suite 2800
(No. and Street)

Minneapolis	Minnesota	55402
(City)	**(State)**	**(Zip Code)**

Name and Telephone Number of Person to Contact in Regard to This Report

Bill Stewart — (612) 677-5762
(Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name—if individual, state last, first, middle name)

90 South Seventh Street	Minneapolis	Minnesota	55402
(Address)	**City**	**State**	**(Zip Code)**

Check One:
X Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.

PROCESSED MAR 24 2004 THOMSON FINANCIAL

For Official Use Only

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (3.91)

OATH OR AFFIRMATION

I, Charles N. Hayssen swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement pertaining to the firm of ThinkEquity Partners LLC as of December 31, 2002 is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Charles N. Hayssen
Chairman of the Operating Committee
ThinkEquity Partners LLC

Notary Public

KONYA IVES
NOTARY PUBLIC-MINNESOTA
My Commission Expires Jan. 31, 2007

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- ___ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- ___ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ___ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- ___ (m) A copy of the SIPC Supplemental Report.
- ___ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

KPMG

THINKEQUITY PARTNERS LLC

Statements of Financial Condition

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

THINKEQUITY PARTNERS LLC

Table of Contents

KPMG LLP
4200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402

Independent Auditors' Report

The Members
ThinkEquity Partners LLC:

We have audited the accompanying statements of financial condition of ThinkEquity Partners LLC (the Company) as of December 31, 2003 and 2002 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements of financial condition presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of ThinkEquity Partners LLC at December 31, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 30, 2004

THINKEQUITY PARTNERS LLC

Statements of Financial Condition

December 31, 2003 and 2002

Assets		**2003**	**2002**
Cash and cash equivalents	$	6,298,510	741,592
Receivables from brokers, dealers, and others		1,413,816	897,487
Miscellaneous receivables		239,460	29,158
Note receivable		182,600	—
Due from Parent		—	79,008
Due from affiliate		293,192	—
Securities owned, at market		22,954	19,381
Other investments, at cost		100	85,100
Deposits with clearing broker		300,025	300,000
Prepaid expenses		140,084	29,603
Furniture, equipment, and leasehold improvements, at cost (net of accumulated depreciation of $756,750 and $420,078)		1,062,968	1,064,495
Lease deposits		151,881	82,991
Total assets	$	10,105,590	3,328,815
Liabilities and Members' Equity			
Liabilities:			
Accounts payable	$	611,126	250,332
Securities sold, not yet purchased, at market		16,099	3,793
Accrued employee compensation and benefits		3,152,492	759,425
Other accrued expenses		172,254	110,769
Subordinated debt		500,000	1,000,000
Lease and deposits payable		23,076	42,089
Total liabilities		4,475,047	2,166,408
Members' equity		5,630,543	1,162,407
Total liabilities and members' equity	$	10,105,590	3,328,815

See accompanying notes to statements of financial condition.

(1) Description of Business

ThinkEquity Partners LLC (the Company) is a limited liability company registered as a broker dealer in securities with the National Association of Securities Dealers, Inc. (NASD) and the Securities and Exchange Commission (SEC). The Company engages in the business of acting as a dealer, market maker, and investment banker, and providing brokerage services with respect to equity and other securities. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and, accordingly, is exempt from SEC Rule 15c3-3. All securities transactions are cleared through a clearing broker on a fully disclosed basis.

The Company is a wholly owned subsidiary of ThinkEquity Holdings LLC (the Parent), a limited liability company.

On May 20, 2002, two members of the Parent purchased the equity interests of all other LLC members. In conjunction with the purchase, several members and officers resigned their positions and left the Company.

(2) Summary of Significant Accounting Policies

(a) Use of Estimates

The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the statements of financial condition and accompanying notes. Actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of bank deposits and short-term investment funds. The Company considers all highly liquid investments with maturities of less than three months to be cash and cash equivalents.

(c) Securities Owned and Securities Sold, Not Yet Purchased

The Company records securities transactions on a trade-date basis. Securities owned and securities sold, not yet purchased, are stated at market value. All securities owned and securities sold, not yet purchased are U.S. equity securities. Market value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations. Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold short at prevailing market prices in the future to satisfy these obligations.

All securities owned are pledged to the clearing broker. The terms of the agreement permit the clearing broker to sell or repledge the securities to third parties subject to certain limitations.

(d) Furniture, Equipment, and Leasehold Improvements

Depreciation on furniture, fixtures, and equipment is provided using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 7 years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the applicable lease. The

Company reviews for impairment losses when events of facts indicate the carrying amount may not be recoverable.

(e) Income Taxes

The Company is organized as a limited liability company and is not subject to income taxes as a separate entity. The Company's income or loss passes directly through to the Parent.

(f) Reclassifications

Certain amounts in the financial statements for the prior year have been reclassified to conform with the current year presentation.

(3) Receivables from Brokers, Dealers, and Others

Receivables from brokers, dealers, and others includes unsettled inventory trades. The clearing broker provides the Company's principal source of short term financing, borrowed on an uncommitted basis against its inventory positions, subject to collateral maintenance requirements.

(4) Note Receivable

The Company received a debenture in the amount of $182,600 from an investment banking client in lieu of an advisory fee. The debenture pays interest semi-annually at an annual rate of 7%. The unpaid principal balance is due and payable on April 25, 2006. The debenture is convertible to Series B preferred stock one year after the effective date at a rate of $75 per preferred share. The Series B preferred stock has a liquidation preference and each share is convertible into 100 shares of common stock. The common stock is traded over the counter.

(5) Commitments and Contingencies

The Company leases office space and various types of equipment under noncancelable leases generally varying from one to six years, with certain renewal options for like terms.

At December 31, 2003, the Company's future minimum rental commitments based upon the terms (including escalation costs) under noncancelable leases which have an initial or remaining term of one year or more were as follows (in thousands):

2004	$	702
2005		480
2006		339
2007		167
2008		88
Thereafter		—
Total	$	1,776

In addition, the Company's future minimum rentals to be received under noncancelable subleases is $245,271 over the next three years.

(6) Employee Benefit Plan

The Company maintains a 401(k) profit sharing plan (Plan) for which the Company is the Plan Administrator. Wells Fargo Bank Minnesota, N.A. acts as the Plan Trustee and maintains all trust fund records on a plan year basis. The Plan covers substantially all employees.

(7) Financial Instruments with Off-Balance-Sheet Risk

In the ordinary course of business, the Company's securities activities involve execution, settlement, and financing of various securities transactions as principal and agent. These activities may expose the Company to credit and market risks in the event customers, other brokers and dealers, banks, depositories, or clearing organizations are unable to fulfill contractual obligations. Such risks may be increased by volatile trading markets. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counterparty is unable to fulfill its contractual obligations. The Company maintains all of its trading securities at the clearing firm, and these trading securities collateralize amounts due to the clearing firm.

(8) Regulatory Requirements

The Company is subject to the net capital requirements of the NASD and the Uniform Net Capital requirements of the SEC under Rule 15c3-1. The NASD and the SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2003, the Company had net capital of approximately $3,934,828, which was $3,560,828 in excess of the minimum requirement.

Under the clearing arrangement with the clearing broker, Banc of America Securities, the Company is required to maintain $1,300,000 net capital and comply with other requirements. At December 31, 2003, the Company was in compliance with this net capital requirement. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that Rule.

(9) Related-party Transactions

Two officers loaned the Company $1,000,000 in March 2002 and subordinated their rights to other creditors. The NASD approved the loan, allowing the Company to include the principal and accrued interest as available capital. The loan accrued interest at an annual rate of 5% and was payable on April 30, 2003.

On May 20, 2002, two officers of the Company assumed the portion of subordinated debt held by a departing officer.

On December 31, 2002, the Company made a written request to the NASD to approve the early payment of its $1,000,000 subordinated debt in a transaction where the debt holders would contribute the proceeds to the Parent and the Parent would contribute the funds back to the Company as a capital contribution. In a letter dated January 7, 2003, the NASD provided the Company with their written approval of the proposed transaction. The Company recorded the transaction on January 7, 2003. As a result, $1,000,000 was transferred from liabilities to members' equity.

On January 23, 2003, an officer of the Company entered into a subordinated loan agreement for $500,000. The NASD approved the loan, allowing the Company to include the principal as available capital. The loan accrues interest at an annual rate of 5% and is payable on February 29, 2004.

On September 16, 2003, two officers of the Company entered into 45-day subordinated loan agreements to loan the Company $450,000 to increase net capital sufficiently to allow the Company's participation in a security underwriting. The loans were repaid on October 31, 2003 with accrued interest at an annual rate of 5%.

During 2003 and 2002, several key employees and officers invested in the Parent. In addition, a third party advanced funds to the Parent in the form of a senior participating note. As a result of these investments, the Parent contributed $4,510,000 and $1,600,000 in capital to the Company in 2003 and 2002.

During 2003, the Company paid for certain start-up expenses of an affiliate. The Company has a receivable of $293,192 at December 31, 2003 from this affiliate. The affiliate will begin making payments of these receivables in 2004.

(10) Share Plan

On June 2, 2003, the Executive Committee of the Parent adopted a Restricted Share Plan to reward certain key employees for their contributions to the financial success of the Company. Individuals participating in the plan have the ability to receive a cash payment from the Company or shares in the Parent. Under the plan, the Parent will grant a certain number of shares based upon a fixed share price. The number of shares issued will be determined based upon a percentage of the revenue generated by the Company as set forth in the plan.

At the end of the year, the Parent calculated the number of shares that would be distributed and allocated a portion of the shares to key individuals. As a result, the Parent contributed equity to the Company in the amount of $687,500. The shares were issued on January 1, 2004.

(11) Subsequent Events

On January 21, 2004, the Company signed a 60-month lease for 3,000 square feet of office space in Tampa, Florida. The total rent obligation, over the term of the lease, is $373,382.

The Company has signed a letter-of-intent to sublease office space in Boston, Massachusetts. A final lease agreement has not been executed.